SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the notice of Redemption of the 7.875% Notes due 2017, Series No. 1, issued by the Company, filed with the Mercado de Valores de Buenos Aires S.A. and the Comisión Nacional de Valores.

NOTICE OF REDEMPTION
IRSA Propiedades Comerciales S.A.
7.875% Notes due 2017, Series No. 1
CUSIP Nos. 02151PAB3 and P0245MAC3
ISINs US02151PAB31 and USP0245MAC30
Notice is herey given that pursuant to the provisions of Article X of the Indenture, dated as of May 11, 2007 (the “Indenture”), among IRSA Propiedades Comerciales S.A. (formerly Alto Palermo S.A. (APSA)) (“IRSA PC”), The Bank of New York Mellon (formerly The Bank of New York), as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent (the “Trustee”), and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, and Section 8 of the terms and conditions of the Notes set forth in the Pricing Supplement attached to each of the Global Securities representing IRSA PC’s 7.875% Notes due 2017, Series No. 1 (the “Notes”), IRSA PC has elected to redeem US$60,496,000 aggregate principal amount of the Notes, which represents all of the Notes that will remain outstanding after the completion of IRSA PC’s cash tender offer for the Notes pursuant to its Offer to Purchase and Consent Solicitation Statement dated March 3, 2016, as amended and supplemented, on May 4, 2016 (the “Redemption Date”) at a redemption price equal to 100.000% of the aggregate principal amount of the outstanding Notes (the “Redemption Price”) plus accrued interest and Additional Amounts, if any, from the most recent date to which interest has been paid to (but excluding) the Redemption Date. US$1,000 will be payable per each US$1,000 aggregate principal amount of Notes. Payment of the Redemption Price, accrued interest and Additional Amounts, if any, will be made in accordance with the redemption provisions contained in the Indenture. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Indenture.

On the Redemption Date, the Redemption Price, accrued interest and Additional Amounts, if any, will become due and payable on the Notes. On the Redemption Date, interest on the Notes will cease to accrue from and after such date, unless IRSA PC defaults in making such redemption payment.

The Redemption Price, accrued and unpaid interest on the Notes to the Redemption Date and Additional Amounts, if any, will be paid only upon presentation and surrender of the Notes to the Trustee, as Paying Agent at 111 Sanders Creek Parkway, East Syracuse, New York 13057, or with respect to Notes held in book-entry form, in accordance with applicable book-entry and procedures of The Depository Trust Company. Under current U.S. federal income tax law, backup withholding, at a rate of 28%, generally may apply to the payment of gross redemption proceeds, unless (i) in the case of a payee that is a United States person (as determined for U.S. federal income tax purposes), the Paying Agent has received a properly completed IRS Form W-9 setting forth the payee’s taxpayer identification number, or (ii) the payee otherwise establishes an exemption. A payee that is not a United States person (as determined for U.S. federal income tax purposes) generally may establish an exemption from backup withholding by providing to the Paying Agent an applicable IRS Form W-8, upon which it certifies its foreign status.

IRSA PC and the Trustee shall not be responsible for the selection or use of the CUSIP Nos. or ISINs, nor is any representation made as to the correctness or accuracy of the CUSIP Nos. or ISINs on the Notes or in this Redemption Notice. T CUSIP Nos. and ISINs are included solely for the convenience of the Holders of the Notes
IRSA PROPIEDADES COMERCIALES S.A.
April 4, 2016

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: April 5, 2016